SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 2)*

EPOCH HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

29428R 10 3

 (CUSIP Number)

Jeffrey L. Berenson

667 Madison Avenue

New York, NY 10065

(212) 935-7676

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No. 29428R 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JEFFREY L. BERENSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,669,411
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,669,411
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Epoch Holding Corporation

EXPLANATORY NOTE

The transactions reported in this Amendment No. 2 to Schedule 13D (the “Amendment”) relate to the entry by Jeffrey L. Berenson into a voting and support agreement, dated as of December 6, 2012, with The Toronto-Dominion Bank (“TD”) and Empire Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of TD, in connection with the entry by Epoch Holding Corporation into an Agreement and Plan of Merger, dated as of December 6, 2012, with TD and Merger Sub.

This Amendment amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the filing person.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Jeffrey L. Berenson.

(b)	c/o Berenson & Company 667 Madison Avenue New York, NY 10021

(c)	Jeffrey L. Berenson is a Director of Epoch Holding Corporation (“Epoch”).

(d)	During the last five years, Jeffrey L. Berenson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	During the last five years, Jeffrey L. Berenson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restricted as follows:

As described further below under Item 4, on December 6, 2012, Epoch, The Toronto-Dominion Bank (“TD”) and Empire Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of TD, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which TD has agreed to acquire Epoch through the merger of Epoch into Merger Sub, with Epoch surviving the merger as an indirect wholly owned subsidiary of TD.

In connection with the execution of the Merger Agreement, TD and Merger Sub have entered into several voting and support agreements with certain of Epoch’s directors and certain members of Epoch’s senior management and the trustees of certain trusts for their benefit, including Jeffrey L. Berenson. Pursuant to the terms of the voting and support agreement between Jeffrey L. Berenson, TD and Merger Sub, dated as of December 6, 2012 (the “Voting Agreement”), Mr. Berenson agreed in his capacity as an Epoch stockholder among other things: (i) to vote the shares of Common Stock held by him as of the record date of Epoch’s stockholder meeting held to approve the Merger Agreement (the “Record Date”) in favor of the adoption of the Merger Agreement and against any alternative proposal; and (ii) not to transfer any shares of Epoch subject to the Voting Agreement, subject to certain exceptions. Mr. Berenson has not received any monetary consideration as a result of entering into the Voting Agreement and has not purchased any securities of Epoch in connection with the transactions described herein. Pursuant to the terms of the Voting Agreement, Mr. Berenson may transfer up to 750,000 shares of Common Stock from the date of the Voting Agreement until the effective time or termination of the Merger Agreement without restriction.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Merger Agreement

On December 6, 2012, Epoch, TD and Merger Sub entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Epoch, with Epoch surviving the merger as an indirect wholly owned subsidiary of TD (the “Merger”). The Merger Agreement was unanimously approved by Epoch’s Board of Directors.

At the effective time of the Merger, each share of Epoch Common Stock (other than treasury shares held by Epoch and any shares of Epoch Common Stock held by TD or any wholly-owned subsidiary of TD or Epoch or any person who properly demands statutory appraisal of their shares) will be converted into the right to receive an amount in cash equal to $28.00, without interest (the “Merger Consideration”). Each option to acquire Epoch Common Stock that is outstanding, whether vested or unvested, at the effective time of the Merger will be canceled in exchange for the right to receive the Merger Consideration minus the exercise price per share of the option. Each share of restricted Epoch Common Stock that is outstanding at the effective time of the Merger will convert into the right to receive the Merger Consideration per share of restricted stock.

No adjustment to the Merger Consideration will be made on account of the previously announced $0.75 per share special dividend or any ordinary quarterly dividends payable prior to the closing.

Epoch and TD each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Epoch to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The consummation of the Merger is subject to customary closing conditions, including, among others, approval by Epoch’s stockholders, the receipt of consents from Epoch clients representing at least 80% of Epoch’s management fee revenues, the absence of certain legal impediments to the consummation of the Merger, the receipt of required governmental consents and approvals, the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and, subject to materiality exceptions, the accuracy of representations and warranties made by Epoch and TD, respectively, and compliance by Epoch and TD with their respective obligations under the Merger Agreement. The Merger is not subject to any financing condition.

The Merger Agreement requires Epoch to convene a stockholders meeting for purposes of obtaining the necessary stockholder approval and, subject to certain exceptions, Epoch has agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide confidential information in connection with, any alternative transaction and (ii) that Epoch’s Board of Directors will recommend that Epoch’s stockholders adopt the Merger Agreement.

Prior to adoption of the Merger Agreement by Epoch’s stockholders, Epoch’s Board of Directors may, in certain circumstances, change its recommendation that Epoch’s stockholders adopt the Merger Agreement, subject to complying with certain notice and other specified procedures set forth in the Merger Agreement, including giving TD the opportunity to propose changes to the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by Epoch, prior to the adoption of the Merger Agreement by Epoch’s stockholders, in the event that Epoch receives an unsolicited proposal that Epoch’s Board of Directors concludes, after following certain procedures, is a Superior Proposal (as defined in the Merger Agreement). In addition, TD may terminate the Merger Agreement under certain circumstances, including if Epoch breaches its non-solicitation obligations under the Merger Agreement or if Epoch’s Board of Directors changes, withholds, or fails to reaffirm its recommendation that Epoch’s stockholders adopt the Merger Agreement, or approves a proposal for an alternative transaction. In the foregoing circumstances, Epoch would be required to pay TD a termination fee of $20 million.

Voting Agreement

In connection with the execution of the Merger Agreement, TD and Merger Sub have entered into several voting and support agreements with certain of Epoch’s directors and certain members of Epoch’s senior management and the trustees of certain trusts for their benefit, including Jeffrey L. Berenson. Pursuant to the Voting Agreement, Mr. Berenson agreed in his capacity as an Epoch stockholder among other things: (i) to vote the shares of Common Stock held by him as of the Record Date in favor of the adoption of the Merger Agreement and against any alternative proposal; and (ii) not to transfer any shares of Epoch subject to the Voting Agreement, subject to certain exceptions. Mr. Berenson has not received any monetary consideration as a result of entering into the Voting Agreement and has not purchased any securities of Epoch in connection with the transactions described herein. Pursuant to the terms of the Voting Agreement, Mr. Berenson may transfer up to 750,000 shares of Common Stock from the date of the Voting Agreement until the effective time or termination of the Merger Agreement without restriction.

The Voting Agreement and the other Voting Agreements will terminate on the earlier of the effective time of the Merger and the date that the Merger Agreement is terminated.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are attached hereto as Exhibit (a) and Exhibit (b), respectively, and which are incorporated herein by reference. This Amendment No. 2 does not purport to amend, qualify or in any way modify either the Merger Agreement or the Voting Agreement.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	In the aggregate, Jeffrey L. Berenson beneficially owns, as of December 10, 2012, 1,669,411 shares of the Common Stock, representing approximately 7.05% of such class of securities. This percentage of beneficial ownership are based on a total of 23,674,999 shares of Common Stock, consisting of the shares of the Common Stock outstanding as of November 1, 2012, as reported in Epoch’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(b)	Jeffrey L. Berenson has the authority to vote and dispose of the shares of Common Stock held by them and reported in this joint statement on Schedule 13D.

(c)	Except as otherwise described herein, Jeffrey L. Berenson has not effected any transaction in shares of the Common Stock from October 11, 2012 (the date 60 days prior to the date of filing of this statement) to December 10, 2012.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The disclosure in the other Items of this Schedule 13D regarding the Voting Agreement and the other Voting Agreements, including such disclosure in Items 3, 4 and 5, is incorporated by reference into this Item 6.

Item 7.   Material to Be Filed as Exhibits.

Exhibit (a)	Agreement and Plan of Merger, dated as of December 6, 2012, by and between Epoch Holding Corporation, Empire Merger Sub, Inc. and The Toronto-Dominion Bank (filed as Exhibit 99.1 to Epoch’s Current Report on Form 8-K on December 6, 2012 and incorporated by reference into this Item 7)

Exhibit (b)	Voting Agreement, dated as of December 6, 2012, by and between The Toronto-Dominion Bank, Empire Merger Sub, Inc., and Jeffrey L. Berenson (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2012	By:	/s/ Jeffrey L. Berenson
Name: Jeffrey L. Berenson